UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MarineMax, Inc.

File No. 1-14173 - CF#23943

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MarineMax, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.21(d) to a Form 10-Q filed on August 6, 2009, as modified by the same contract re-filed with fewer redactions as Exhibit 10.21(d) to a Form 8-K filed on December 31, 2009.

Based on representations by MarineMax, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21(d) to Form 10-Q filed August 6, 2009 through May 31, 2013
Exhibit 10.21(d) to Form 8-K filed December 31, 2009 through May 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Branch Chief